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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                             ____________________

                                SCHEDULE 14D-9
                               (AMENDMENT NO. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                             ____________________

                          SPRECKELS INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          SPRECKELS INDUSTRIES, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                Class A Common Stock, Par Value $0.01 Per Share
                       (Including the Associated Rights)
             Warrants to Purchase Shares of Class A Common Stock
                      ($9.17 Exercise Price Per Warrant)
             Warrants to Purchase Shares of Class A Common Stock
                      ($11.67 Exercise Price Per Warrant)
             Warrants to Purchase Shares of Class A Common Stock
                      ($15.00 Exercise Price Per Warrant)
             Warrants to Purchase Shares of Class A Common Stock
                      ($1.00 Exercise Price Per Warrant)
                        (TITLE OF CLASS OF SECURITIES)

                                   849416201
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ____________________

                                DONALD C. ROOF
                          SPRECKELS INDUSTRIES, INC.
                        D/B/A YALE INTERNATIONAL, INC.
                             ONE MORROCROFT CENTRE
                        6805 MORRISON BLVD., SUITE 450
                       CHARLOTTE, NORTH CAROLINA  28211
                                (704) 367-4220

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copy to:

                          PHILIP T. RUEGGER III, ESQ.
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017
                                (212) 455-2000
================================================================================
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     This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), of Spreckels Industries, Inc. (doing business as Yale International, Inc.), a Delaware corporation (the "Company"), with respect to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 30, 1996, as amended (the "Schedule 14D-1"), by L Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation ("Parent"), to purchase
(i) all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Common Stock"), including the associated Common Stock purchase rights, of the Company and (ii) all outstanding warrants to purchase shares of Common Stock issued by the Company (the "Warrants"). Capitalized terms used herein but not defined herein have the meanings assigned to such terms in the Schedule 14D-9.


ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

     Salomon Brothers has rendered to the Board its written opinion, dated August 23, 1996, to the effect that, as of such date, the consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders (the "Opinion"). The Opinion was delivered for the sole benefit of the Board in its consideration of the proposed transaction and does not constitute a recommendation to any holder of Shares or Warrants as to whether such holder should tender Shares or Warrants in the Offer or to any holder of Shares as to how such holder should vote with respect to the Merger, if such a vote is taken.

     Salomon Brothers has advised the Board that, based on an express disclaimer in its engagement letter with the Company, Salomon Brothers does not believe that any person (including a stockholder of the Company), other than the Company or the Board of Directors, has a legal right to rely upon the Opinion to support any claims against Salomon Brothers arising under applicable state law and that, should any such claims be brought against Salomon Brothers by any such person, this assertion will be raised as a defense. In the absence of applicable state law authority, the availability of such a defense will be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, will have no effect on the rights and responsibilities of the Board under applicable state law. Nor would the availability of such a state law defense to Salomon Brothers have any effect on the rights and responsibilities of Salomon Brothers or the Board under the federal securities laws.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Spreckels Industries, Inc.


                                        By:     /s/ Gary L. Tessitore
                                           ................................
                                                  Gary L. Tessitore
                                        President and Chief Executive Officer


Dated:  October 3, 1996

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